November 20, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	Vantage Corp (the “Company”)
Registration Statement on Form F-1
Filed October 9, 2024
File No. 333-282566

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated November 5, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are publicly filing the Amendment No. 1 to Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form F-1 filed October 9, 2024

Prospectus Summary

Our Corporate Structure and History, page 5

1.	The organizational structure of Vantage Singapore presented on page 6 shows that five shareholders each owns 14.55% of Vantage Singapore and 27.25% is owned by minority shareholders. Reconcile these percentages with the “Acting-in-concert Deed of Confirmation by and among the Majority Shareholders” that was entered into on September 20, 2024 and filed on Exhibit 10.2 which states that the five shareholders each own 20% of Vantage Singapore.

Response: The Company respectfully advises the Staff that there were shareholding changes among the shareholders of Vantage Singapore subsequent to the signing of the Acting-in-concert Deed of Confirmation. The most update shareholdings were accurately disclosed in the Amended F-1.

Financial Statements, page F-1

2.	We note your response to prior comment 5 and refer you to comment 9 in our July 23, 2024 comment letter. Your next amendment must include audited financial statements of the registrant, Vantage Corp., to comply with Item 4 of Form F-1 and Item 8 of Form 20-F. We suggest that you contact us by telephone in advance of filing your next amendment if you require further guidance concerning this requirement.

Response: The Company respectfully advises the Staff that audited financial statements of the registrant, Vantage Corp, were included in the Amended F-1 starting from page F-27.

Notes to the Consolidated Financial Statements

1. Organization and Principal Activities

Reorganization, page F-7

3.

We note that in response to prior comment 7 you identify five individuals as a control group for Vantage Singapore, and only one of those individuals as having control over Vantage Dubai, notwithstanding the ten percent interests held by two additional members of the control group.

Since the same group of individuals do not similarly share control over Vantage Dubai, presenting combined financial statements as if the entities had been under common control, would not be appropriate. As such, the combined financial statements currently presented should be replaced with separate audited financial statements of Vantage Singapore and Vantage Dubai, covering the most recently completed two fiscal years for Vantage Singapore, and the period from the date of formation through the end of the most recently completed fiscal year for Vantage Dubai.

Please revise disclosures throughout the filing as necessary to reflect this distinction, including disclosures on page F-7 to clarify that there are five individuals that comprise the control group for Vantage Singapore, rather than three shareholders as presently reported.

Please also expand the disclosures within or adjacent to the various organization charts to identify the individuals or entities involved in forming Vantage Corp. and Vantage (BVI) Corporation on April 2, 2024, and who will be holding those interests until the reorganization occurs.

Response: The Company respectfully advises the Staff that the five individual shareholders have entered into another acting-in-concert deed of confirmation dated November 18, 2024, pursuant to which they confirmed and agreed that they have been acting in concert with one another in respect of all major affairs concerning Vantage Singapore and Vantage Dubai since they became interested in and possessed voting rights in Vantage Singapore and Vantage Dubai, including during the period comprising the two financial years ended March 31, 2023 and March 31, 2024. Therefore, the Company believes that Vantage Singapore and Vantage Dubai have all along been under common control and separate financial statements are not necessary.

Pages 6 and 45 of the Amended F-1 have been revised to include organization charts to identify the individuals or entities involved in forming Vantage Corp. and Vantage (BVI) Corporation.

General

4.	As you will need to present separate financial statements for Vantage Singapore and Vantage Dubai, you will also need to present pro forma financial statements to illustrate the reorganization and offering proceeds, to the extent of the firm commitment, in accordance with Article 11 of Regulation S-X. With regard to the accounting that may apply to the contribution of Vantage Dubai, please refer to and address the guidance in SAB Topic 5:G.

Response: The Company respectfully advises the Staff that separate financial statements for Vantage Singapore and Vantage Dubai are not necessary, based on the reasons described in the response to comment 3 above.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andresian D’Rozario
Andresian D’Rozario
Vantage Corp
Chief Executive Officer
Encl.